THE STILWELL GROUP
c/o Spencer Schneider
70 Lafayette Street
New York, NY 10013
Ph: 212-233-7400/Fx: 212-233-9713

March 20, 2006

By Federal Express and filed on EDGAR under “CORRESP”

Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Community Bancshares Inc. Soliciting Materials filed pursuant to Rule 14a-12 Filed February 24, 2006, by The Stilwell Group

Preliminary Proxy Statement on Schedule 14A Filed March 8, 2006, by The Stilwell Group File No. 000-16461

Dear Mr. Duchovny:

Stilwell Value Partners IV, L.P., Stilwell Associates, L.P., Stilwell Value LLC, Joseph Stilwell, Spencer Schneider and Charles Ward, III (collectively, the “Stilwell Group Members”), are in receipt of your letter dated March 15, 2006, regarding the subject filings. Our responses and headings below correspond to the numbered comments and headings in your letter; we have included each comment in full, followed by our response. The Stilwell Group Members are simultaneously filing electronically via EDGAR the Group’s Amended Preliminary Proxy Statement and related proxy card (together, the “Amended Preliminary Proxy Materials”). Enclosed with the paper copy of this letter are (a) clean and black-lined versions of the Amended Preliminary Proxy Materials, the latter marked to show revisions from our original preliminary proxy statement, and (b) a bound volume of the supplemental materials referenced in this letter.

Schedule 13D/A filed February 13, 2006

Comment 1: The filing persons state in Item 4 that the company’s “return on equity is substan-tially below average, and that its return on equity is likely to remain below average for the fore-seeable future.” We note the additional assertion that indicates the company “should be sold.” Finally, we note the extensive disclosure relating to previous investments made by some or all of the filing persons and the attribution of certain transactions undertaken by the subject companies to actions of those filing persons. Please be advised that these statements and related supporting rationale were not required by the Item 4 obligation of the filing persons to report certain proposals. Even though such statements appear in the Schedule 13D, their voluntarily [sic] inclusion does not obviate the fact this discussion is considered a solicitation under Rule 14a-1(l) of Regulation 14A. Please file the cited statements under cover of Schedule 14A pursuant to and in compliance with Rule 14a-12.

Response to Comment 1: We believe that the disclosure in the Schedule 13D informs investors and the public of our approach to companies in our portfolio and how we analyze their financial condition and prospects. We include this disclosure in all our Schedule 13D filings whether or not we are engaged or plan to engage in a proxy solicitation of the subject company. Nevertheless, we will file the cited statements under cover of Schedule 14A pursuant to and in compliance with Rule 14a-12 contemporaneously with filing our definitive proxy materials.

Schedule 14A

Comment 2: It appears that security holders who follow the instructions included in these materials will be disenfranchised insofar as they will not be permitted to vote on any matters (other than the election of directors) that may be proposed by Community Bancshares. Revise to indicate that by executing and returning the green proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the annual meeting that Community Bancshares may propose in its proxy statement. Alternatively, revise the form of proxy to mirror Community Bancshares’ form of proxy when filed.

Response to Comment 2: We will revise our form of proxy in our definitive proxy materials to mirror Community Bancshares’ form of proxy, when filed, to reflect any other matters that may be proposed by the Company to be voted upon at the annual meeting.

Comment 3: Please revise the cover page of the Schedule 14A to include as filing persons each of the persons forming the Stilwell Group instead of merely listing the group as a filing person.

Response to Comment 3: We have revised the cover page as you requested.

Comment 4: Throughout your proxy statement you refer security holders to information that you are required to provide and will be contained in Community Bancshares’ proxy statement for the 2006 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Community Bancshares distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response to Comment 4: We do not intend to mail our definitive proxy materials until after the March 28th record date for the Company’s annual meeting. If the Company has distributed the subject information by the time we print our definitive proxy materials, we will not include it. If, by that time, the Company has not distributed the information, we will provide the omitted information to security holders, other than information that persons other than the registrant are not required by Schedule 14A to provide, such as information about the Company’s nominees (see Item 7 of Schedule 14A).

Cover Letter

Comment 5: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the second paragraph in this letter in which you state that you do not believe the bank will “earn an adequate return on equity.” Provide the support described above and explain what would [be] an “adequate” rate of return and whether your measure of adequacy is necessarily the same as that of other security holders.

Response to Comment 5: We believe that this statement clearly indicates that it is an expression of the Group’s opinion and a reasonable factual basis for it exists. Moreover, the factual basis supporting the statement appears in the subject filing and the Company’s filings.

The Company disclosed that its 2005 return on equity (“ROE”) was 3.8%. (COMB Form 8-K, filed 2/17/06, Letter at 3; Supplemental Materials, Ex. A.) According to the March 13, 2006, edition of Barron’s, the yield on its index of intermediate grade corporate bonds was 7.01%. (Supplemental Materials, Ex. C.) An intermediate grade corporate bond is issued by a higher rated issuer than the Company, which is unrated. Therefore, the Company’s 2005 ROE was below the comparable rate of return yielded by lower-risk senior securities, and is therefore, in our opinion, inadequate. We believe our measure of adequacy would be deemed appropriate by other security holders and that it is reasonable. Junior securities, such as the Company’s shares, should yield higher returns than senior bonds.

Our letter also states that we believe the majority of the Company’s disclosed earnings in 2005 and 2006 (so far) result from one-time gains. One-time gains occur from one-time or non-recurring events as opposed to earnings that flow from the normal or on-going operating nature of a company’s business. For 2005, the Company reported one-time gains of at least $1.33 million, consisting of a “large recovery” of $330,000 on a previously charged-off loan, a $600,000 litigation settlement and $400,000 from the sale of a branch. (COMB Form 8-K, 2/1/06, Press Release at 2; Supplemental Materials, Ex. B.) When those one-time gains are deducted from the Company’s total earnings, the 2005 ROE amounts to 0.68%, well below the rate of return on an intermediate grade corporate bond. (This ROE calculation is derived from the Company’s disclosure — $1.649 million in reported 2005 earnings less $1.33 million one-time gains divided by $46.903 million in shareholders’ equity as of 12/31/04. (Id. at 2 & 5.))

The Company projects 2006 earnings of at least $3.298 million, and has already disclosed a one-time gain of $2.3 million from the sale of its largest piece of foreclosed property. (COMB Form 8-K, 2/17/06, Letter at 2 & 5; Supplemental Materials, Ex. A.) When this one-time gain is deducted from the disclosed total earnings, the ROE is 2.3% — i.e., $3.298 million less $2.3 million divided by $43.393 million in shareholders’ equity as of 12/31/05. (Id. and COMB Form 8-K, 2/1/06, Press Release at 5; Supplemental Materials, Ex. B.) This figure also falls below the cited-benchmark.

Comment 6: Please provide the information required by Item 1(b) of Schedule 14A.

Response to Comment 6: The requested information is included in the last sentence of the fourth paragraph on page 1 of the Amended Preliminary Proxy Statement. The date of mailing will be completed in our definitive proxy materials.

Election of the Group’s Nominees, page 2

Comment 7: To the extent company nominees do not agree to serve with any of the insurgent nominees if the insurgent nominees are successful in their campaign to be elected, revise to indicate whether or not the remaining seats are likely to be vacant or filled by company nominees. Disclose how such vacancies would be filled and specifically discuss any plan to fill such vacancies and whether or not security holders would be included in any such plan to fill vacancies. See footnote 76 in Exchange Act Release No. 34-31326 (October 16, 1992).

Response to Comment 7: Footnote 76 refers to solicitations in which the insurgents, if successful, will control the board. The Group has nominated only 3 directors of a 12-member board.

Comment 8: Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support [for] your belief that your three nominees would be “strong” additions to Community Bancshares’ board of directors.

Response to Comment 8: We believe that this statement clearly indicates that it is an expression of the Group’s opinion and that a reasonable factual basis exists for it. Moreover, the factual basis supporting the statement appears in the subject filing and other filings.

The Oxford English Dictionary (2d ed. 1999) defines “strong” as “[e]minently able or qualified to succeed in something; well skilled.” As disclosed in this section of our proxy statement, two of the three Group nominees hold post-graduate degrees and the third holds a Bachelors of Science degree from The Wharton School. Two of the nominees serve on the board of directors of another publicly traded company and all three own and manage their own businesses. We believe the nominees’ backgrounds qualify them as strong under the cited definition and that this opinion is supported by our disclosures. Our proxy statement does not make any direct or indirect comparisons between the abilities of the Group’s nominees and the Company’s directors.

Comment 9: Please expand to describe the nominees’ plans with regard to the company in more detail. We note that a reference to your belief that the company “should be sold” without more is not sufficient disclosure. Disclose, for example, whether you have any specific proposals with respect to a sale of the company, whether relating to the identity of an acquiror, or the structure or timing of a sale.

Response to Comment 9: The Group has no specific proposals with respect to a sale of the Company, or relating to the identity of an acquiror, or the structure or timing of a sale, and we have revised the proxy statement (page 3) as you requested.

Comment 10: Please ensure that, in discussing your nominees to the board, you clearly disclose that no assurance can be given that the election of your nominees will result in any increase in return of equity or in the sale of the company, the latter given that your nominees would constitute a minority on the board if elected.

Response to Comment 10: We have revised the proxy statement (page 3) as you requested.

Solicitation; Expenses, page 4

Comment 11: Please disclose whether you will seek reimbursement from the company for costs of this solicitation and whether the question of such reimbursement will be submitted to a vote of security holders. See Item 4(b)(5) of Schedule 14A.

Response to Comment 11: We have revised the proxy statement (page 5) as you requested.

Comment 12: We note that you and D.F. King may employ various methods to solicit proxies, including mail, advertisement, telephone, facsimile, and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response to Comment 12: We will file all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, under cover of Schedule 14A on the date of first use.

Form of Proxy

Comment 13: Revise to indicate in bold-face type the information regarding discretionary authority. Refer to Rule 14a-4(b)(1).

Response to Comment 13: We have made the revision you requested to the proxy card.

Soliciting Materials

Comment 14: Please note that the above comments and those noted in this section apply to this [and] any future soliciting or definitive additional materials.

Response to Comment 14: We confirm that the staff’s comments apply to this and any future soliciting or definitive additional materials.

Comment 15: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the third paragraph of the letter to Community Bancshares security holders in which you state that “the majority of last year’s earnings . . . came from one-time gains” and the “bulk of this year’s earnings will come from one-time gains.” Provide the support described above.

Response to Comment 15: We believe that this statement clearly indicates that it is an expression of the Group’s opinion and that a reasonable factual basis exists for it. Moreover, the factual basis supporting the statement appears in the subject filing and the Company’s filings.

The phrase “one-time gain” is common parlance and we use it that way. It refers to earnings arising from one-time or non-recurring events as opposed to earnings that flow from the normal or on-going operating nature of the Company’s business.

See our response to comment 5 above.

Comment 16: Your disclosure that “after this year, there won’t be many [one-time gains] left to pull out of the hat” implies that the board and management of Community Bancshares are acting inappropriately in reporting the company’s financial results. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.

Response to Comment 16: The Group intends to avoid making statements that directly or indirectly impugn the character, integrity or personal reputation of any individual or make charges of illegal or immoral conduct by any individual without factual foundation. With respect to the statement you cited in this comment, we set forth an explanation and the factual foundations for this statement.

We believe that the original context of this statement clearly indicates that it is an expression of the Group’s opinion. Moreover, the factual foundation supporting the statement appears in the subject filings and in other public filings. To the extent a similar expression of opinion is contained in our Amended Preliminary Proxy Statement, the supporting factual foundation appears in that document.

Our letter to shareholders dated February 24, 2006, filed with the Commission under Rule 14a-12, said: “The majority of last year’s earnings, meager though they were, came from one-time gains. The bulk of this year’s earnings will likely come from one-time gains. After this year, there won’t be many of those left to pull out of the hat.”

The statement at issue was referring to the one-time gains the Company booked in 2005 and 2006. (See our responses to comments 5 and 15.) As the context makes clear, we are not suggesting that these gains were improperly booked (or invented), but rather that they are one-time gains and by their very nature will not recur; they are not sustained earnings flowing from the ongoing operations of the Company’s banking business. The reference to “out of the hat” is not intended to suggest that these gains were the result of magic (or false), but rather that it is unlikely that the Company will be able to produce more one-time gains like the ones already booked: a “large recovery” of $330,000 on a previously charged-off loan, a $600,000 litigation settlement, a $400,000 sale of a branch, and $2.3 million from the sale of the Company’s largest piece of foreclosed property. (COMB Form 8-K, 2/17/06, Letter at 2; Supplemental Materials, Ex. A; COMB Form 8-K, 2/1/06, Press Release at 2; Supplemental Materials, Ex. B.)

Comment 17: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the fourth paragraph of the letter to Community Bancshares security holders in which you assert the company’s CEO does not have “much confidence in the Bank’s ability to produce operating earnings.” We also note your disclosure that current management “cannot show us a bright future.”

Response to Comment 17: We believe that the original context of these statements clearly indicates that they are expressions of the Group’s opinions. Moreover, the factual foundations supporting the statements appear in the subject filing and in the Company’s filings.

Our letter to shareholders dated February 24, 2006, filed with the Commission under Rule 14a-12, said: “Pat says that management is confident the Bank will earn at least $3.2 million this year. Given that he’s already booked a one-time gain of $2.3 million on the sale of previously written down property, and given that the former, convicted CEO has been ordered to make a one-time payment of $1.3 million, Pat isn’t showing much confidence in the Bank’s ability to produce operating earnings. This is a clear problem for us, the owners.”

The point of the statement is that, even leaving aside the CEO payment, when you deduct the one-time payment of $2.3 million from $3.2 million in projected earnings, you are left with $900,000, which, as noted above, reflects an ROE of 2.3%, which is less than the yield from a bank savings account.

The second statement in your comment appears in the following sentence: “Despite the current management’s good job of cleaning up the corrupt, former management’s mess, they cannot show us a bright future.” We do not believe that management can show shareholders “a bright future” because, as discussed above, management has not predicted sustained operating earnings, but rather earnings based on one-time, non-recurring events, as discussed above.

Closing Comments

Each of the Stilwell Group Members hereby acknowledges that:

•	each of them is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Stilwell Group Members may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me (ph: 212-233-7400; fx: 212-233-9713), or Mary Ann Frantz, Esq. (ph: 503-205-2552; fx: 503-224-0155).

Sincerely,
/s/ Spencer Schneider
Spencer Schneider
ON BEHALF OF:
STILWELL VALUE PARTNERS IV, L.P.
STILWELL ASSOCIATES, L.P.
STILWELL VALUE LLC
JOSEPH STILWELL
CHARLES WARD, III

Enclosures